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                                                                    EXHIBIT 99.1

                               [WYLE LETTERHEAD]

            RAAB KARCHER AG ACQUISITION OF WYLE ELECTRONICS CLEARS

                    FEDERAL TRADE COMMISSION WAITING PERIOD


        IRVINE, CALIFORNIA, JULY 29, 1997 -- Wyle Electronics (NYSE:WYL) and Raab Karcher AG, a wholly owned subsidiary of VEBA AG, received notification on July 28, 1997 that they had been granted early termination of the waiting period with respect to their filings made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with Raab Karcher's previously announced all-cash tender offer for all of the outstanding common shares of Wyle Electronics. Termination of the Hart-Scott-Rodino waiting period satisfies one of the conditions to Raab Karcher's tender offer. Unless extended, the tender offer will expire at midnight on August 5, 1997.